UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 11, 2008

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Patni Computer Systems Limited Registered Office : S-1A Irani Market Compound, Yerawada, Pune-411 006, India.

PUBLIC NOTICE

(Issued in compliance with Regulation 5A of Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998)

Patni Computer Systems Limited (the “Company”) proposes to buy back its own fully paid Equity Shares of Rs. 2/- each to the extent upto 10% of the paid up capital and free reserves. In this regard, disclosures as required under Regulation 5A read with Schedule I attached to Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998 including any statutory modification and amendments from time to time for the time being in force (“Buy Back Regulations”) are set out herein below:

•

The Board of Directors of the Company at its meeting held on 6th February 2008, later adjourned to 7th February 2008 (“Board Meeting”), inter alia, approved the proposal of the Buy Back of the Company’s own fully paid Equity Shares of Rs. 2/- each to the extent upto 10% of the paid up capital and free reserves, at a price not exceeding Rs. 325/- per equity share (hereinafter referred to as the “Buy Back”) in accordance with the provisions of Article 7 of Articles of Association, Section 77A, 77AA, 77B and other applicable provisions of the Companies Act, 1956 and the provisions of Buy Back Regulations.

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Necessity for the Buy Back: The Company considers it necessary and expedient to Buy Back its own fully paid equity shares to enhance the earnings per share and create long term shareholders value. The Buy Back will also provide a reasonable exit opportunity to those shareholders who so desire whilst safeguarding the interest of continuing shareholders of the Company. The Buy Back is also expected to enhance the long term price performance and increase the overall market capitalization of the Company.

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Mode of Buy Back: The Board of Directors of the Company approved the Buy Back of Company’s own fully paid Equity Shares from open market through Stock Exchanges in India where Company’s equity shares are listed.

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The amount required to be invested by the Company for the Buy Back of the equity shares, subject to a maximum amount of Rs. 2370 million, will be invested from the funds in the share premium and / or other free reserves of the Company.

The maximum price of Rs. 325/- per equity share has been arrived at after taking into consideration factors, inter alia, the book value, other financial ratios, the market value as well as liquidity of equity shares on the Stock Exchanges and the possible impact of the Buyback on the Company’s earnings per equity share. The maximum price of Rs. 325/- per equity share offers a premium of approximately 20% over the closing price on 5th February 2008 - the day prior to the Board Meeting.

The actual number of equity shares to be bought back would depend upon the average price paid for the equity shares bought back and the aggregate consideration paid for such buy back. As an illustration, at the proposed maximum price of Rs. 325/- per equity share and for an aggregate consideration of Rs. 2370 million, the maximum number bought back would be 7,292,308 equity shares, amounting to approximately 5.25% of the paid up capital as on date of Board Meeting. Should the average purchase price be lower than Rs. 325/- per equity share, the number of equity shares would be greater, assuming the payment of an aggregate consideration amount of Rs. 2370 million. Hence, there is no fixed minimum or maximum number of equity shares that the Company proposes to buyback, subject to the maximum limit of 10% of the total paid-up share capital and reserves of the Company, in accordance with the resolution of the Board of Directors at aforesaid Board Meeting.

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Shareholding of the Promoters: The aggregate shareholding of the Promoters (including their relatives) (“Promoter Groups”) and persons who are in control of the Company as on date of Board Meeting is 83,886,751# equity shares amounting to 60.34% of the paid up capital of the Company.

# includes 20,161,868 underlying equity shares held by the Bank of New York as a depository for 20,161,868 ADRs issued to General Atlantic Mauritius Limited (one of the controlling shareholders) being the beneficiary of such underlying shares.

The Promoter Groups and persons who are in control of the Company have not purchased/sold any shares of the Company during six months preceding the date of Board Meeting.

•	As per Regulation 15 (b) of Buy Back Regulations, the buy-back of shares shall not be made from the promoters or persons in control of the company.

•	The Company confirms that there are no defaults subsisting in repayment of deposits, redemption of debentures or preference shares or repayment of term loans to any Financial Institutions or Banks.

•	The Board at Directors of the Company confirm that, they have made full enquiry into the affairs and prospects of the Company and have formed the opinion:

• that immediately following the date of the Meeting, there will be no grounds on which the Company would be found unable to pay its debts;

•

as regards the prospects of the Company for the year immediately following the date of the Board Meeting that, having regard to the intentions of the Board with respect to the management of the Company’s business during that year and to the amount and character of the financial resources which will in view of the Board be available to the Company during that year, the Company will be able to meet its liabilities and will not be rendered insolvent within a period of one year from that date; and

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In forming the opinion for the above purposes, the Board of Directors have taken into account the liabilities as if the Company were being wound up under the provision of the Companies Act, 1956 (including prospective and contingent liabilities).

•	The Board of Directors have received a report dated 7th February 2008 from BSR & Co, Chartered Accountants, Statutory Auditors of the Company, the content of report are as under:

“In connection with the proposed Buy Back of equity shares approved by the Board of Directors at its meeting held on 6th February 2008, later adjourned to 7th February 2008 (“Board Meeting”) and based on the information and explanation given to us, we report as follows:

• we have enquired into the state of affairs of Patni Computer Systems Ltd. in relation to its audited accounts as at 31.12.2007

• the amount of permissible capital payment towards Buy Back of equity shares in question, as ascertained below, has been properly determined in accordance with Section 77A(2) of the Companies Act, 1956

Particulars	Amount (Rs in millions.)
Paid up Equity Share Capital as at 31.12.2007	278.02
Free reserves as at 31.12.2007	25,047.42
Total Paid up Equity Capital and free reserves as at 31.12.2007	25,325.44
Maximum amount permissible for Buy Back i.e. 10% of total paid up equity capital and free reserves	2,532.54
Amount approved by the Board for Buy Back	2,370.00

We are not aware of anything to indicate that the Board of Directors have formed their opinion on matters specified in clause (x) of Schedule I to the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998, on unreasonable grounds and nothing has come to our notice to make us believe that Patni Computer Systems Limited, having regard to its state of affairs, would be rendered insolvent within a period of one year from the date of the Board Meeting.

This report has been issued solely in connection with the proposed buy back of shares of Patni Computer Systems Ltd. and may not be suitable for any other purpose.

Yours faithfully

For and on behalf of BSR & Co.

Chartered Accountants

•

As per the provisions of the Companies Act, 1956, the resolution passed by the Board of Directors approving the Buy Back will be valid for a maximum period of twelve months from the date of passing the resolution. The exact time and manner of Buy Back will be announced by way of public announcement.

For Patni Computer Systems Limited

Arun Kanakal

Company Secretary

Place:       Mumbai

Date:          8th February 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: February 11, 2008	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary